UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (File No. 333-297887) of Einride AB (including any prospectuses forming a part of such registration statement), hereby amending it, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Einride AB

Interim condensed consolidated financial statements

For the six months ended June 30, 2026

Table of Contents

Part I - FINANCIAL INFORMATION

Item 1. Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

		Six months ended June 30,
(SEK in thousand, except per share amounts)	Note	2026	2025

Revenue	4	263,547	216,484
Cost of sales	5	(395,406)	(304,046)
Selling expenses	6	(46,586)	(35,235)
General and administrative expenses	7	(1,254,350)	(85,738)
Research and development expenses	8	(205,874)	(131,205)
Other operating income		40,969	13,933
Other operating expenses		(10,826)	(18,988)
Operating loss		(1,608,526)	(344,795)

Share of results of joint venture		270	192
Finance income - interest income		247	127
Finance costs	9	(95,062)	(544,901)
Net gains on financial liabilities measured at fair value	10	582,379	1,329
Loss before income tax		(1,120,692)	(888,048)

Income tax benefit	11	2,637	604

Net loss for the period attributable to owners of the parent		(1,118,055)	(887,444)

Other comprehensive income/(loss):
Other comprehensive income/(loss) that is or may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(19,303)	60,501
Other comprehensive income/(loss) for the period, net of tax, attributable to owners of the parent		(19,303)	60,501

Total comprehensive loss for the period, net of tax, attributable to the owners of the parent		(1,137,358)	(826,943)

Basic and diluted loss per common share	18	(17.85)	(21.82)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2026 (UNAUDITED), AND DECEMBER 31, 2025

		As of June 30,	As of December 31,
(SEK in thousand)	Note	2026	2025
Non-current assets
Property, plant and equipment		781,763	797,458
Right-of-use assets		664,696	578,494
Interest in joint venture	17	13,297	13,027
Warrant contract asset	15	1,525,580	-
Other financial assets	12	10,776	2,573
Deferred tax assets	11	4,766	855
Total non-current assets		3,000,878	1,392,407

Current assets
Trade receivables	16	27,680	21,015
Prepaid expenses		34,216	26,844
Accrued income		61,289	29,516
Other receivables	13	70,165	76,764
Cash	16	747,601	278,825
Total current assets		940,951	432,964

Total assets		3,941,829	1,825,371

Equity
Share capital	19	652	529
Share premium		6,321,352	5,337,111
Foreign exchange translation reserve		4,630	23,933
Accumulated deficit		(6,537,629)	(5,419,574)
Total equity		(210,995)	(58,000)

Non-current liabilities
Provisions		5,929	12,332
Loans and borrowings	16	32,830	12,180
Non-current lease liabilities	16	651,555	567,082
Non-current trade and other payables		10,276	11,388
Non-current warrant liabilities	12	1,279,275	-
Deferred tax liabilities	11	633	593
Total non-current liabilities		1,980,498	603,575

Current liabilities
Loans and borrowings	16	16,472	4,060
Convertible debenture	16	-	207,716
Other financial liabilities	12	-	4,603
Current lease liabilities	16	81,239	75,471
Current warrant liabilities	12	1,027,638	128,381
Trade and other payables	16	411,043	265,701
Liabilities associated with cash advances	16	389,423	354,842
Other liabilities		38,530	30,086
Deferred revenue		860	1,907
Deferred income - grants		46,374	60,243
Accrued expenses		160,747	146,786
Total current liabilities		2,172,326	1,279,796

Total liabilities		4,152,824	1,883,371

Total equity and liabilities		3,941,829	1,825,371

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

(SEK in thousand)	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2025	319	3,749,843	(40,070)	(3,697,899)	12,193
Net loss	-	-	-	(887,444)	(887,444)
Other comprehensive income	-	-	60,501	-	60,501
Total comprehensive loss	-	-	60,501	(887,444)	(826,943)
Issuance of new shares	1	93,287	-	-	93,288
Convertible debenture converted to equity	-	797,832	-	-	797,832
Proceeds from issuance of warrants	-	13,753	-	-	13,753
Equity-settled share-based payments	-	152	-	-	152
Balance as of June 30, 2025	320	4,654,867	20,431	(4,585,343)	90,275

Balance as of January 1, 2026	529	5,337,111	23,933	(5,419,574)	(58,000)
Net loss	-	-		(1,118,055)	(1,118,055)
Other comprehensive loss	-	-	(19,303)		(19,303)
Total comprehensive loss	-	-	(19,303)	(1,118,055)	(1,137,358)
Issuance of new shares	112	310,998	-	-	311,110
Convertible debenture converted to equity	11	240,286	-	-	240,297
Proceeds from issuance of warrants	-	183,625	-	-	183,625
Equity-settled share-based payments	-	249,332	-	-	249,331
Balance as of June 30, 2026	652	6,321,352	4,630	(6,537,629)	(210,995)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

		For the six months ended June 30,
(SEK in thousand)	Note	2026	2025
Cash flow from operating activities
Loss before income tax		(1,120,692)	(888,048)
Adjustments for non-cash items	14	487,705	645,328
Interest received		247	127
Interest paid		(42,631)	(67,502)
Income tax paid		(4,487)	(4,628)
Net changes in working capital	14	143,146	29,559
Net cash used in operating activities		(536,712)	(285,164)

Cash flow from investing activities
Purchase of property, plant and equipment		(49,413)	(77,431)
Proceeds from sale of property, plant and equipment		7,983	31,417
Proceeds from sale of non-current asset, design business		33,254	-
Net (placement in)/disposal of non-current deposits		(575)	10,777
Investments in interest in related company	17	(7,500)	-
Net cash used in investing activities		(16,251)	(35,237)

Cash flow from financing activities
Proceeds from reverse recapitalization, net	21	8,579	-
Proceeds from issue of ordinary shares and warrants *)		1,060,717	107,040
Proceeds from issue of convertible debentures		-	246,913
Transaction costs related to the issue of shares		(6,012)	-
Change in factoring facility		35,313	72,628
Repayment of loans and borrowings		(3,971)	-
Repayment of lease liabilities		(74,008)	(64,520)
Net cash flow provided by financing activities		1,020,618	362,061

Net cash flow for the period		467,655	41,660

Cash at the beginning of the period		278,825	74,165
Exchange rate differences in cash		1,121	(3,025)
Cash at the end of the period		747,601	112,800

Non-cash investing and financing activities disclosed in other notes:

●	Conversion of convertible debentures into ordinary shares (Note 16)
●	Installment loans assumed directly in connection with acquisition of electric trucks (Note 16)
●	Warrants issued for no consideration, SPAC (Note 16)
●	ADS issued for listing (Note 21)

*)	Proceeds from the PIPE Financing are translated at the exchange rates prevailing on the dates the payments were received, whereas the gross proceeds of SEK 1,067,671 thousand disclosed in Note 16 are translated at the exchange rate on the Closing Date, June 9, 2026; the difference is SEK 6,916 thousand. The remaining difference relates to repurchase of employee warrants.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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Note 1. Background and basis of preparation

Corporate information

Einride AB (publ) (“Einride” or the “Company”), together with its subsidiaries, hereafter referred to as the “Company” or the “Group,” is a global leader within digital, electric, and electric autonomous road freight, providing technology solutions to shippers to optimize their road freight operations, improve asset utilization and reduce overall transportation costs. Founded in Sweden in 2016, the Group is transforming the road freight industry with its artificial intelligence (“AI”) and machine learning (“ML”) powered digital freight platform (“Saga”) and autonomous driving system (the “Einride Driver”).

Reporting Entity

Einride AB (publ) is a Swedish public limited liability company with its registered office in Sweden. The designation “(publ)” reflects the conversion to a Swedish public limited company in connection with the SPAC reverse merger transaction.

On June 9, 2026 (the “Closing Date”), the Company along with its wholly-owned subsidiary Einride Cayman Sub Limited (“Merger Sub”), a Cayman Islands exempted company, consummated the transactions contemplated by the Business Combination Agreement, dated as of November 12, 2025 (as amended on February 26, 2026, March 5, 2026 and April 17, 2026) (such transactions, collectively, the “Business Combination”), with Legato Merger Corp. III (“Legato III”), a Cayman Islands exempted company whose ordinary shares were listed on the NYSE American. Upon consummation of the Business Combination, the Company’s American Depositary Shares (“ADSs”) commenced trading on the Nasdaq Stock Market LLC under the symbol “ENRD”. The Business Combination was consummated through the following steps (the Merger described in step (II) below, together with the related recapitalization steps described in steps (I) and (III) below, constitute the “Reverse Recapitalization”; the transactions described in steps (IV) and (V) below closed concurrently with, and conditional upon, the Merger but are separate transactions that are accounted for separately, as described in Note 21):

I.	Prior to the Closing Date, the Company effected the following (i) it established a sponsored American depositary share facility with Deutsche Bank Trust Company Americas, each ADS representing one Company ordinary share (“Ordinary Share”). The Merger Consideration was delivered in the form of ADSs, (ii) the Company Derivative Exchange, under which all of the Company’s outstanding preference shares (its Series A, Series B and Series C preference shares), together with each other instrument convertible into or exercisable for the Company’s ordinary shares whose holder elected to convert, were exchanged for newly issued Company Ordinary Shares. Each instrument was exchanged for the net number of Ordinary Shares underlying it, determined on a net (cashless) basis immediately prior to the Merger, following which the preference shares and converted instruments were cancelled, leaving a single class of Ordinary Shares outstanding, and (iii) a stock split, such that the Company had 121,106,421 Ordinary Shares issued and outstanding immediately prior to the Closing Date (excluding restricted shares and de-SPAC compensation shares). The stock split factor was determined based on the equity value of USD 1,350 million, divided by the product of USD 10.90 multiplied by the number of Company Ordinary Shares outstanding immediately prior to the Merger;

II.	At the Closing Date, Legato III merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of Einride, and Legato III ceased to exist. As a result of the Merger, each issued and outstanding Legato III ordinary share (other than Excluded Shares, Legato Dissenting Shares and Legato III Redeeming Shares) was cancelled and automatically exchanged for one Einride Ordinary Share in the form of one ADS

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III.	At the Closing Date, each Legato III Warrant outstanding immediately prior to the Merger was automatically converted into one Einride Warrant, with each whole Einride Warrant exercisable for one Einride Ordinary Share in the form of one ADS at an exercise price of USD 11.50 per share, on terms otherwise substantially identical to the original Legato III Warrants;

IV.	On February 26, 2026, the Company entered into the PIPE Subscription Agreements with the PIPE Investors for an aggregate purchase price of approximately USD 113.3 million. Substantially concurrently with and contingent upon the consummation of the Merger, the Company issued an aggregate of 14,188,891 ADSs to the PIPE Investors including (1,400,000 additional ADSs issued to a PIPE Investor as incentive consideration and 553,471 Founder Shares transferred from certain Initial Shareholders to a PIPE Investor) and warrants (the “PIPE Warrants”) to purchase an aggregate of 18,353,130 ADSs at an initial exercise price of USD 10.90 per ADS. The PIPE Subscription Agreements also provide for the contingent issuance of “Additional Warrants” to purchase an aggregate of 6,117,710 ADSs (if a PIPE Investor continues to hold at least 50% of its ADSs at the 24-month anniversary of Closing) and “Reset Warrants” (a price-reset, down-round feature triggered if the ADS VWAP is below USD 10.90 on the 21st trading day following the six-month anniversary of the effective date of the registration statement). The PIPE Financings are separate equity financing transactions entered into with parties other than Legato III; although their closing was conditioned upon the consummation of the Merger, they do not form part of the Reverse Recapitalization for accounting purposes. See Note 16 for further details; and

V.	Upon Closing, and in connection with the Business Combination, the Company issued 1,013,620 Ordinary Shares to a director (the “de-SPAC compensation shares”). The de-SPAC compensation shares were issued in respect of services provided under pre-existing agreements and are accounted for as equity-settled share-based payments under IFRS 2, recognized as an expense at Closing separately from the listing expense described in Note 21.

As described in Note 21, the Merger has been accounted for as the equivalent of Einride issuing shares for the net assets of Legato III. These condensed consolidated financial statements have been presented as a continuation of Einride. The prior-year figures as of December 31, 2025, and for the six months ended June 30, 2025, represent the financial position and results of Einride respectively.

Basis of preparation

The Unaudited Interim Condensed Consolidated Financial Statements (hereafter “interim financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The interim financial statements do not amount to full financial statements and do not include all the information and disclosure required for full annual financial statements. These should be read in conjunction with the Audited Consolidated Financial Statements of the Group (hereafter “annual financial statements”) for the year ended December 31, 2025, which have been prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements are presented in thousands of Swedish krona (SEK thousand) and rounded to the nearest thousand, unless otherwise stated. These interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value at the end of each reporting period.

Going concern

The Group incurred a net loss of SEK 1,118,055 thousand and net cash outflows from operating activities of SEK 536,712 thousand for the six months ended June 30, 2026, and expects to continue to incur losses over the next twelve months. The Group’s ability to continue as a going concern is dependent on securing additional funding to execute its business plan.

6

The Group has a track record of raising capital from both equity and debt investors, most recently $69 million of capital raised through the issuance of common shares in July and August 2025 to existing shareholders and $113.3 million of capital raised through the issuance of common shares in a Private Investment in Public Equity transaction as part of the de-SPAC transaction which closed in June 2026. The Group is actively pursuing further financing initiatives together with measures to manage its cost base and operating cash flows. The Board has a reasonable expectation that the Group will be able to secure the funding necessary to continue its operations.

However, the Group’s ability to raise additional financing depends on a number of factors outside its control, and there can be no assurance that such funding will be available on acceptable terms, or at all. Accordingly, these conditions indicate the existence of a material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These interim condensed consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that would result should the Group be unable to continue as a going concern.

Note 2. Significant accounting policies

The significant accounting policies, presentation and methods of computation adopted in the preparation of these interim financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the years ended December 31, 2025 and 2024, unless otherwise noted below.

Reverse Recapitalization

Under the Business Combination transaction, because Legato III, as the legal and accounting acquiree, does not meet the definition of a business, the acquisition is accounted for as a share-based payment transaction in accordance with IFRS 2 whereby Einride is deemed to have issued shares in exchange for the net assets and listing status of Legato III. The deemed consideration is measured by reference to the fair value of the Ordinary Shares issued by Einride to the former Legato III shareholders, because the fair value of the stock exchange listing service received cannot be estimated reliably (see Note 21).

Acquisition related expenses consist of the listing expenses and reverse recapitalization expense and are explained as follows:

(a)	The listing expense represents the premium paid for obtaining the public listing and is calculated as the difference between the fair value of the deemed consideration and the fair value of the net assets acquired and is a non-recurring expense.

(b)	Reverse recapitalization expense primarily consists of legal and other professional fees incurred in preparation for and execution of the Business Combination, which are non-recurring.

Warrants Liabilities

The share warrants (including SPAC warrants, PIPE warrants and the day-one contractual rights to receive Additional and Reset Warrants) issued by the Company are freestanding financial liabilities and do not meet the conditions for equity classification because the exercise price is denominated in US dollars, which differs from the Company’s functional currency (SEK), and are subject to reset and anti-dilution adjustments. The share warrants are, therefore, classified as derivative financial liabilities, initially recognized and subsequently measured at fair value, with changes in fair value recognized in “Net gains on financial liabilities measured at fair value”. Related transaction costs are expensed as incurred.

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Customer warrants and warrant contract asset

The Company’s accounting for warrants issued to a subsidiary of Amazon.com, Inc., Amazon.com NV Investment Holdings LLC (“Amazon”) on March 18, 2026 (refer to Note 15 for more details) is determined in accordance with accounting standards for financial instruments and revenue recognition. The initial fair value of the warrants issued to Amazon is recognized as a warrant contract asset and corresponding derivative financial liability. The Warrant contract asset is amortized to revenue (reducing revenue) over the vesting period based on Amazon revenue earned to date as a proportion of total estimated Amazon revenue over the vesting period. The Amazon Warrant derivative financial liability is re-measured to fair value at each reporting date using a Monte Carlo simulation. The fair value movement attributable to the change in the fair value of the underlying warrants is recorded as “Net gains on financial liabilities measured at fair value”. The determination of fair values involves assumptions and estimates including share-price volatility, the risk-free rate, and forecast Amazon revenues. Due to the long-term nature of the warrants, as described in Note 15, such estimates involve significant estimation uncertainty.

New and amended IFRS Accounting Standards that are effective for the current period

Effective January 1, 2026, the Group adopted the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure relating to the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. The adoption of these amendments did not have a material impact on the Group’s interim financial statements or related disclosures.

The Group adopted Annual Improvements to IFRS Accounting Standards — Volume 11 from January 1, 2026. The amendments are narrow in scope and clarify wording and correct minor inconsistencies in IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The adoption of these amendments did not have a material effect on the Group’s financial position, financial performance, cash flows or disclosures for the periods presented, and no restatement of comparative information was required.

New and revised IFRS Accounting Standards issued but not yet effective

At the date of authorization of these interim financial statements, the Group has not applied the following new and amended IFRS Accounting Standards that have been issued but are not yet effective;

In April 2024, IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The Group has performed preliminary analysis to assess the potential impact of IFRS 18. These analyses have identified areas that may require reclassification within the Consolidated statements of loss and other comprehensive income/(loss), potential consequential changes to the presentation of the cash flow statement and disclosures relating to management-defined performance measures. The Group currently expects that IFRS 18 will primarily affect the presentation and disclosures in the financial statements.

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In June 2026, the IASB issued amendments IAS 28, Investments in Associates and Joint Ventures, to clarify the scope of investments to which the fair value option applies. The amendments clarify that entities whose main business activity is investing in particular types of assets, as described in IFRS 18, may elect to measure investments in associates and joint ventures at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The amendments are effective when an entity first applies IFRS 18, Presentation and Disclosure in Financial Statements, for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

Note 3. Critical accounting judgments and key sources of estimation uncertainty

The preparation of the interim financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the application of accounting policies and the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period, as well as the disclosure of contingent assets and liabilities. The nature of the estimation means that actual outcomes could differ from those estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the annual financial statements for the years ended December 31, 2025, and 2024.

In addition, the following significant estimates and assumptions had significant effects on the amounts reported in the interim financial statements as of June 30, 2026 and for the six months ended June 30, 2026, as a result of the Reverse Recapitalization and issuance of different warrants: (i) calculation of listing expense, (ii) fair value of PIPE-warrants, SPAC-warrants and customer-warrant liabilities and (iii) amortization of Warrant Contract Assets including the estimation of total forecast Amazon revenue over the vesting period which drives the amortization of the warrant contract asset, and (iv) recoverability of deferred tax assets. See Note 15, Warrant agreement with Amazon, Note 16. Financial instruments and fair values and Note 21 Reverse recapitalization for further details.

The assessment of the Group’s ability to continue as a going concern remains a critical judgment. On the basis of an updated assessment, these interim financial statements have been prepared on a going concern basis and a material uncertainty exists that raises substantial doubt about the Group’s ability to continue as a going concern. Refer to Note 1.

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Note 4. Revenue

The Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing and uncertainty of revenue and cash flows from these customer contracts as seen in the table below.

	For the six months ended June 30,
(SEK in thousand)	2026	2025
External revenue by service
Transport services	246,649	201,022
Rental income	16,898	15,462
Total	263,547	216,484

All rental income is generated in the United States.

The information below summarizes external transport services revenue by geographic area.

	For the six months ended June 30,
(SEK in thousand)	2026	2025
External transport services revenue by Geographical area
Sweden	78,065	82,404
United States	47,745	41,110
Germany	57,429	38,733
All other countries	63,410	38,775
Total transport services revenue	246,649	201,022

Revenue presented for the United States market in the interim financial statements is stated net of the amortization of the customer warrant contract asset. The amortization charge for the six months ended June 30, 2026, was SEK 1,020 thousands and is included within the movement of the warrant contract asset disclosed in Note 15.

Significant customer sales

The two largest customers in the 6-month period ended June 30, 2026, accounted for approximately 12% and 11% of revenue respectively while the two largest customers in the 6-month period ended June 30, 2025, accounted for approximately 14% and 10% of revenue respectively. During the 6-month period ended June 30, 2026, and 2025 these are the only customers that have a revenue exceeding 10% of the Group’s total revenue.

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Note 5. Cost of sales

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Contracted driver costs	(156,426)	(120,807)
Depreciation and amortization	(95,117)	(75,340)
Transport costs	(51,715)	(44,367)
Staff costs	(54,916)	(36,791)
Maintenance costs	(16,572)	(11,751)
Insurance	(5,321)	(5,009)
Professional services	(4,486)	(3,295)
Other costs	(10,853)	(6,686)
Total cost of sales	(395,406)	(304,046)

Note 6. Selling expenses

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Staff costs	(36,093)	(30,990)
Professional services	(4,609)	(1,710)
Depreciation and amortization	(1,507)	(815)
Advertising costs	(2,702)	(313)
Other costs	(1,675)	(1,407)
Total selling expenses	(46,586)	(35,235)

Note 7. General and administrative expenses

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Staff costs (i)	(272,950)	(31,401)
Professional services (ii)	(239,564)	(18,233)
IT and software expenses	(17,235)	(11,252)
Legal and court costs	(59,596)	(13,099)
Insurance	(6,943)	(4,898)
Depreciation and amortization	(4,833)	(1,134)
Listing costs (iii)	(636,267)	-
Other costs	(16,962)	(5,721)
Total general and administrative expenses	(1,254,350)	(85,738)

(i)	The reported expenses include employee remunerations, benefits and share-based payment awards recognized from the Company’s share-based payment award programs including awards issued in connection with the SPAC transaction, the latter amounting to SEK 244,780 thousands.

(ii)	For the six months ended June 30, 2026, include SEK 202,912 thousand of costs relating to the Business Combination and the PIPE Financing that are not incremental and directly attributable to the issue of new equity instruments and have accordingly been expensed as incurred.

(iii)	See Note 21.

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Note 8. Research and development expenses

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Staff costs	(114,090)	(90,722)
Hardware development costs	(18,308)	(108)
IT and software expenses	(32,463)	(8,366)
Depreciation and amortization	(20,966)	(25,082)
Professional services	(13,230)	(3,127)
Other costs	(6,817)	(3,800)
Total research and development expenses	(205,874)	(131,205)

Note 9. Finance costs

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Interest expense on loans and borrowings	(1,222)	(5)
Interest expense on lease liabilities	(26,184)	(24,221)
Interest expense on convertible debenture	(22,468)	(421,602)
Interest expense on liabilities associated with cash advances	(34,950)	(35,743)
Exchange rate losses	(3,778)	(61,425)
Other finance cost	(6,460)	(1,905)
Total finance costs	(95,062)	(544,901)

Note 10. Net gains on financial liabilities measured at fair value

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Gains arising on derivative, convertible debt	-	190
Gains arising on derivative, warrants to investor	131,271	1,139
Gains arising on derivative, warrants related to the PIPE transactions	116,803	-
Gains arising on derivative, warrants to the SPAC transactions	64,392	-
Gains arising on derivative, warrants to customer	269,913	-
Total gains on financial liabilities measured at fair value	582,379	1,329

Note 11. Income tax

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Current income tax expense	(1,145)	(129)
Deferred tax benefit	3,783	732
	2,637	604

12

Income tax charge is recognized at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s effective tax rate for the six months ended June 30, 2026, and 2025 was 0.2% and 0.1%, respectively. The Swedish statutory corporate income tax rate was 20.6% for both periods. The effective rate is lower than the statutory rate principally because no deferred tax asset is recognized in respect of the losses of the Swedish and US based entities.

Deferred Tax Assets

Since July 1, 2025, the Group began recognizing deferred tax assets for tax loss carryforwards in certain subsidiaries which have a sustained profitability, for the six months ended June 30, SEK 4,766 thousands (December 31, 2025: SEK 855 thousand). Based on the company’s forecasts, management considers it probable that sufficient taxable profit will be generated within the next 2–5 years in these companies to utilize these losses.

The recognition of deferred tax assets requires significant management judgment regarding the timing and amount of future taxable profits. If future taxable profits differ from current estimates, the carrying amount of recognized deferred tax assets - and the Group’s assessment for the parent and other loss-making entities - may change in future periods.

Note 12. Other financial assets and other financial liabilities

	As of June 30,	As of December 31,
(SEK in thousand)	2026	2025
Other financial assets
Deposits	3,276	2,573
Investment in a related party (see Note 17)	7,500	-
	10,776	2,573
Classified as:
Non-current	10,776	2,573
Current	-	-

Other financial liabilities
Embedded Derivatives, convertible debenture	-	(4,603)
Warrant derivative liabilities valued according to Black-Scholes method	(4,432)	(128,381)
Warrant derivative liabilities valued according to Monte-Carlo method	(2,302,482)	-
	(2,306,914)	(132,984)
Classified as:
Non-current	(1,279,275)	(128,381)
Current	(1,027,638)	(4,603)

13

Note 13. Other receivables

	As of June 30,	As of December 31,
(SEK in thousand)	2026	2025
Value Added Tax receivables	36,637	34,485
Receivables from suppliers	25,943	22,176
Income tax receivables	4,666	3,781
Other	2,919	16,323
Total other receivables	70,165	76,764

Note 14. Cash flow

Operating activities

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Adjustment for non-cash items
Depreciation	68,822	55,890
Depreciation of right-of-use assets	53,594	45,774
Amortization	1,020	312
Impairments	9	(23)
Capital loss from the sale of property, plant and equipment	1,329	-
Capital gains from the sale of non-current assets (see Note 17)	(32,543)	-
Listing costs (see Note 21)	636,267	-
Share-based payment expense	249,332	152
Provisions	(6,403)	-
Unrealized exchange differences	7,891	(30)
Finance income	(247)	(127)
Finance costs	91,283	544,901
Fair value gains on financial liabilities measured at fair value	(582,379)	(1,329)
Share of results of joint venture	(270)	(192)
Total non-cash adjustments	487,705	645,328

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Net changes in working capital:
(Increase)/decrease in trade receivables	(2,171)	4,802
(Increase)/decrease in prepaid expenses	(7,174)	(1,070)
(Increase)/decrease in accrued income	(33,451)	8,787
(Increase)/decrease in other receivables	10,907	15,594
Increase/(decrease) in trade and other payables	163,467	(53,129)
Increase/(decrease) in accrued expense	16,855	10,069
Increase/(decrease) in deferred income	(15,484)	(10,499)
Increase/(decrease) in other liabilities	10,197	55,005
Total net changes in working capital	143,146	29,559

14

Note 15. Warrant agreement with Customer

On February 20, 2026, the Company entered into a Supplemental Agreement with Amazon in connection with the Amazon Relay Carrier Terms of Services Agreement (the “Commercial Agreement”), which was entered into August 21, 2024. In conjunction with the Commercial Agreement, the Company entered into a stock warrant arrangement with Amazon granting Amazon up to 6,941,402 warrants (each warrant initially entitling the holder to subscribe for one new ordinary share; following the anti-dilution adjustment triggered by the stock split, the Business Combination and the PIPE Financing, the warrants entitle the holder to subscribe in aggregate for 25,237,593 ordinary shares, (3.64 ordinary share per warrant), being 15% of the Company’s outstanding shares on a fully diluted basis), which will vest based on certain milestones and Amazon’s cumulative spend with the Company, exercisable for ten years from the issue date. The contractual initial exercise price was USD 34.00 per share. That price was recalculated to USD 10.82 per share on the stock split, reset to USD 7.41 per share on the Reverse Recapitalization, and further reset to USD 6.32 per share following the PIPE Financing, in each case in accordance with the anti-dilution and exercise-price reset terms of the warrant instrument. The grant-date Monte Carlo simulation valuation resulted in an initial fair value of SEK 1,480,446 thousand for the granted warrants and the Company recognized a warrant contract asset and warrant derivative liability. The Warrant contract asset is amortized to revenue (reducing revenue) over the vesting period based on Amazon revenue earned to date as a proportion of total estimated Amazon revenue. Movement of the Amazon warrant contract asset and Amazon warrant derivative liability for the six months ended June 30, 2026, is as follows:

Amazon Warrant Contract Asset
(SEK in thousand)
Initial recognition of warrant contract asset at March 18, 2026	1,480,446
Amortization to revenue	(1,020)
Foreign currency translation adjustment	46,155
Closing balance on June 30, 2026	1,525,580

Amazon Warrant Derivative Liability
(SEK in thousand)
Initial recognition of warrant derivative liability at March 18, 2026	1,480,446
Change in fair value of warrants	(269,913)
Foreign currency translation adjustment	46,207
Closing balance on June 30, 2026	1,256,740

15

Note 16. Financial instruments and fair values

Classes and categories of financial instruments

The following table provides information on categories of financial instruments based on their characteristics and nature:

	As of June 30, 2026		As of December 31, 2025
(SEK in thousand)	Fair value through Consolidated Statements of Loss and Other Comprehensive Loss	Amortized cost	Fair value through Consolidated Statements of Loss and Other Comprehensive Loss	Amortized cost
Financial assets
Deposits	-	3,276	-	2,573
Trade receivables	-	27,680	-	21,015
Accrued income	-	61,289	-	29,516
Other receivables	-	28,862	-	38,499
Cash	-	747,601	-	278,825

Financial liabilities
Loans and borrowings (current and non-current)	-	49,302	-	16,240
Convertible debentures	-	-	-	207,716
Lease liabilities	-	732,794	-	642,553
Trade and other payables	-	421,318	-	277,089
Liabilities associated with cash advances	-	389,423	-	354,842
Warrant derivative liabilities	2,306,914	-	128,381	-
Embedded derivatives in convertible	-	-	4,603	-
Other liabilities	-	38,530	-	30,086
Accrued expenses	-	160,747	-	146,786

Deposits, trade receivables, accrued income, and other receivables

The reported value of deposits, trade receivables, accrued income, other receivables correspond to their fair value as the short maturity means that discounting does not have a significant effect.

Loans and borrowings

In 2025, Einride Norway AS, a subsidiary of Einride, obtained a term loan facility from Pareto Bank ASA for a principal amount of NOK 18 million. This loan has a maturity period of four years, with repayments structured over 16 quarterly periods, involving quarterly principal amortization of NOK 1 million (NOK 4 million annually). The interest rate is variable, set at NIBOR 3M plus a margin of 5%, and is reviewed and updated at the inception of each quarter.

During the 6-month period ended June 30, 2026 the Company has entered into several contracts for installment loans financing acquisitions of electric trucks, totaling SEK 33,906 thousand, a non-cash event as the inception of the loans did not trigger any exchange of cash.

16

The loans are paid back monthly and over a period of 60 months. The repayment of the loans are divided into three different steps;

●	step 1 (period 1-11) a fixed amount per month equal to a 1/60 of the total credit amount;

●	step 2 (period 12) a large one-time amortization as a “step-up payment” to reach an aggregated level of repayment of 43.5%

●	step 3 (period 13-60) a new, lower, fixed rate equal to a 1/48 of the remaining credit amount after the accelerated payment made in period 12.

The effective interest rate for the contracts are within the range of 5.26 - 5.36%. During the six-month period ended June 30, 2026, the Company made repayments of SEK 1,661 thousand and paid interest of SEK 442 thousand.

Convertible promissory note (convertible debenture)

In September 2024, Einride issued convertible debentures in USD with a term of 24 months. These debentures converted into equity in April 2025.

In May 2025, the Group issued further convertible debentures with a maturity date in May 2027. These debentures were converted into equity in June 2026, as a consequence of the reverse recapitalization. The total amount recognized in equity on conversion, a non-cash transaction, was SEK 240,297 thousand, comprising share capital of SEK 11 thousand and share premium of SEK 240,286 thousand. No gain or loss arose on conversion, which was effected in accordance with the original contractual terms (see Note 21).

Trade and other payables, other liabilities, and accrued expenses

The trade and other payables consist mainly of outstanding amounts for purchases and running costs. No interest is charged on trade and other payables before the due date. After the due date, interest on late payments is charged in accordance with prevailing laws and practices in the relevant country. The Group has financial risk management policies to ensure that all liabilities are paid within the predetermined credit terms.

The carrying amount of trade and other payables, other liabilities, and accrued expenses corresponds to their fair value as the short maturity means that discounting does not have a significant effect.

Liabilities associated with cash advances

In September 2024, the Group entered into an agreement with a financial institution for a factoring facility. This facility enabled the Group to sell its outstanding customer invoices and finance future invoicing under the Group’s customer contracts.

The Group’s assessment of the agreement with the financial institution is that all risks and rewards, including the credit risk, are transferred. The liability for the payments received from the financial institution are recognized in the current liabilities in the Liabilities associated with cash advances financial statement caption.

The carrying amount of the Liabilities associated with cash advances corresponds to their fair value as the short maturity means that discounting does not have a significant effect.

Fair value of the Group’s financial liabilities measured at fair value on a recurring basis

Certain of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The table below contains information on how the fair values of these financial assets and financial liabilities are determined (in particular the valuation techniques and inputs used).

Financial liabilities		As of June 30,	As of December 31,
(SEK in thousand)	Level	2026	2025
Non-current derivative, warrants to investor	3	4,432	128,381
Non-current derivative, warrants related to the PIPE transactions	3	605,379	-
Non-current derivative, warrants to customer	3	669,465	-
		1,279,275	128,381
Current Embedded derivatives	3	-	4,603
Current derivative, warrants to investor	3	-	-
Current derivative, warrants related to the PIPE transactions	3	225,053	-
Current derivative, warrants to the SPAC transactions	3	215,310	-
Current derivative, warrants to customer	3	587,275	-
		1,027,638	4,603
		2,306,914	132,984

There were no transfers between level 1, 2, 3 liabilities during any periods presented.

17

Embedded derivatives

Relate to conversion options embedded within the convertible debentures issued in May 2025. Under the terms of the conversion option, the option could be converted into Series C preference shares of the Group. The conversion option could be exercised upon the occurrence of specific events, such as a change in control. The conversion option was valued using a Monte Carlo simulation model, where the value of the underlying equity of the Group was simulated with distinct probabilities attached to the various events, where the conversion option becomes exercisable. The highest probability was assumed for the event where the Group’s securities become publicly traded. The remaining conversion events were assumed at 15% probability cumulatively. No conversion event occurring was assigned a probability of 5%. The derivative was de-recognized in June 2026 as a part of the conversion of the convertible debenture.

Warrants

All classes of warrant issued or assumed by the Group (investor, PIPE, SPAC and customer warrants as described below) have an exercise price denominated in USD while the Group’s functional currency is SEK and are subject to reset and/or anti-dilution adjustments. They therefore fail the fixed-for-fixed condition in IAS 32 and are classified as derivative financial liabilities measured at fair value through profit or loss, with fair value changes recognized in “Net gains on financial liabilities measured at fair value” and related transaction costs expensed as incurred. All classes are categorized within Level 3 of the fair value hierarchy because there is no observable market for the instruments and expected volatility is a significant unobservable input. Fair values are determined at each reporting date by an independent external valuation specialist and are reviewed by management each reporting period. There were no transfers between levels of the fair value hierarchy during the period; transfers are recognized at the end of the reporting period in which they occur. All classes are measured using the same expected volatility assumption of 37.0% at June 30, 2026, derived from the historical volatility of a peer group as the Company’s own trading history is less than one month.

The terms and inputs specific to each class are set out below.

Warrant liability investor

In March 2022, Einride issued 2,169,008 warrants to an anchor investor as consideration, free of charge, as part of a transaction linked to a capital raising round. The fair value of the warrants is determined through a valuation performed by an external party, utilizing the Black-Scholes option pricing model. Key inputs used in this valuation as of June 30, 2026, include:

	June 30, 2026	December 31, 2025
Exercise price in USD	21.58	21.58
ADS price in USD *)	8.65	14.55
Expected volatility	37.0%	37.0%
Risk-free rate	4.14%	3.50%
Remaining term (years)	2.25	2.75

*	) The ADS price for the period ending December 31, 2025, is not an ADS price but the implied share price used in the Black-Sholes valuation.

The table above has been retroactively adjusted to reflect this stock split for all periods presented. The investor is entitled to ordinary shares at a ratio of 3.15 for each warrant.

Warrant liability PIPE financing

On June 9, 2026, concurrently with the consummation of the Business Combination, the Company completed a PIPE financing under subscription agreements dated February 26, 2026, issuing 14,188,891 ADSs and 18,353,130 PIPE Warrants for aggregate gross proceeds of SEK 1,060,755 thousand. The Company also granted the investors contractual rights to receive (i) up to 6,117,710 Additional Warrants, if on June 9, 2028 the investor still beneficially owns a specified number of ADSs, and (ii) a variable number of Reset Warrants, if the volume-weighted average price (“VWAP”) of the ADSs on the reset measurement date described below is less than USD 10.90, in each case with terms substantially identical to the PIPE Warrants.

Each warrant entitles the holder to acquire one ADS at an exercise price of USD 10.90 at any time through June 9, 2031, for cash or, at the holder’s option (and mandatorily at expiry), on a net-share basis; the Company cannot be required to pay cash on settlement. The exercise price is subject to (i) a one-time downward reset to the 20-trading-day VWAP measured on the 21st trading day following the six-month anniversary of effectiveness of the resale registration statement, subject to a floor of USD 5.00, with the number of ADSs issuable adjusted so that aggregate exercise proceeds are unchanged, and (ii) reduction to the price of any subsequent share issuance below the then-current exercise price, subject to exempt-issuance exceptions and a USD 0.5 million cumulative threshold. Exercise is subject to a holder-elected beneficial ownership cap of 4.9%, 9.9% or 19.9% of the outstanding ADSs.

The PIPE Warrants and the day-one rights to Additional and Reset Warrants are derivative financial liabilities measured at fair value through profit or loss (Note 16). Of the gross proceeds of SEK 1,067,671 thousand, SEK 917,377 thousand was allocated to the derivative financial liabilities at their initial fair values, and the remaining amount of SEK 150,294 thousand was allocated to the 14,188,891 ADSs and recognized in equity. Transaction costs of SEK 42,707 thousand were allocated in proportion to the allocated proceeds; SEK 36,695 thousand attributable to the warrant liabilities was expensed, and SEK 6,012 thousand attributable to the ADSs was recognized as a deduction from equity.

Translated at the exchange rates on the dates of receipt in the cash flow; the corresponding gross proceeds above of SEK 1,067,671 thousand are translated at the Closing Date rate, a difference of SEK 6,916 thousand.

18

The fair values are determined at each measurement date by an independent external valuation specialist using a Monte Carlo simulation, which captures the path-dependent exercise-price reset and the market-price contingency governing the number of Reset Warrants issuable; a single reset is assumed to occur 0.5 years after issuance. The fair value of the rights to Additional Warrants reflects a 10% discount for the 24-month ownership condition. The measurements are categorized within Level 3 because expected volatility is a significant unobservable input. Valuations are reviewed by management each reporting period. There were no transfers between levels of the fair value hierarchy during the period; transfers are recognized at the end of the reporting period in which they occur. Key valuation inputs were:

	June 9, 2026	June 30, 2026
Exercise price in USD	10.90	10.90
ADS price in USD	9.55	8.65
Expected volatility	37.0%	37.0%
Risk-free rate	4.17%	4.19%
Remaining term (years)	5.00	4.94

An increase in expected volatility of 5%, with other inputs unchanged, would increase the liabilities and loss before tax by SEK 85,742 thousand, of which SEK 62,506 thousand relates to the PIPE Warrants, SEK 14,284 thousand to the rights to Additional Warrants and SEK 8,952 thousand to the rights to Reset Warrants. A decrease in expected volatility of 5%, with other inputs unchanged, would decrease the liabilities and loss before tax by SEK 83,864 thousand, of which SEK 60,716 thousand relates to the PIPE Warrants, SEK 14,294 thousand to the rights to Additional Warrants and SEK 8,854 thousand to the rights to Reset Warrants. A decline in the ADS price toward the USD 5.00 floor reduces the value of each PIPE Warrant but increases the expected number of Reset Warrants issuable, partially offsetting within the total.

The movement in these Level 3 liabilities, all of which were outstanding at June 30, 2026, was:

(SEK in thousand)	PIPE warrants	Rights to additional Warrants	Right to reset Warrants	Total
Recognized on issue (June 9, 2026)	671,040	201,199	45,138	917,377
Net (gains)/losses recognized in profit or loss	(87,502)	(61,313)	32,012	(116,803)
Foreign currency translation adjustment	21,840	6,548	1,469	29,857
As of June 30, 2026 (Level 3)	605,379	146,434	78,619	830,431

Warrant liability SPAC

The SPAC Warrants comprise the warrants issued to replace the former Legato III Public Warrants and Private Placement Warrants assumed by the Company in the Reverse Recapitalization (Note 21). Each whole SPAC Warrant entitles the holder to purchase one ADS at an exercise price of USD 11.50 and became exercisable upon the Closing, with terms otherwise substantially identical to the original Legato III Warrants. The SPAC Warrants are classified and measured as described under “Warrants” above. Fair value is estimated using a Monte Carlo simulation, which captures the redemption (call) feature and the contingent adjustment to the exercise price. As of June 30, 2026, 10,340,313 SPAC Warrants were outstanding with an aggregate fair value of SEK 215,310 thousand. Key valuation inputs at June 30, 2026 were:

	June 9, 2026	June 30, 2026
Exercise price in USD	11.50	11.50
ADS price in USD *)	9.76	8.65
Expected volatility	37.0%	37.0%
Risk-free rate	3.62%	4.15%
Remaining term (years)	5.00	4.94
Redemption (call) threshold in USD	18.00	18.00
Fair value per warrant in USD	2.78	2.14

*	) The ADS price for June 9, 2026, is not an ADS price but the implied share price used in the Monte Carlo valuation model.

19

A significant increase in volatility in isolation would result in a significant change in fair value. As of June 30, 2026, if equity volatility were to increase by 5 percentage points (to 42.0%), the total fair value of SPAC warrants would increase to approximately SEK 241,469 thousand, representing an increase (12.0%) in fair value of approximately SEK 26,159 thousand. If equity volatility were to decrease by 5 percentage points (to 32.0%), the total fair value of warrants would decrease to approximately SEK 189,151 thousand, representing a decrease (12.3%) in fair value of approximately SEK 26,159 thousand.

The movement in these Level 3 liabilities, all of which were outstanding at June 30, 2026, was:

(SEK in thousand)	SPAC warrants
Warrant liabilities assumed on Closing (June 9, 2026)	270,886
Net gains recognized in profit or loss	(64,392)
Foreign currency translation adjustment	8,816
As of June 30, 2026 (Level 3)	215,310

Warrant liability customer

The customer warrants are classified and measured as described under “Warrants” above. Fair value is estimated using a Monte Carlo simulation because of the path dependency arising from the exercise-price reset and anti-dilution features. Following the PIPE issuance the exercise price was recalculated to USD 6.32 per share at June 30, 2026. Key valuation inputs were:

	March 18, 2026	June 30, 2026
Exercise price in USD	7.41	6.32
ADS price in USD	9.76	8.65
Underlying equity value in USD million	1,620	1,242
Expected volatility	37.0%	37.0%
Risk-free rate	4.05%	4.43%
Remaining term (years)	10.00	9.71

A significant increase in volatility in isolation would result in a significant change in fair value. As of June 30, 2026, if equity volatility were to increase by 5 percentage points (to 42.0%), the total fair value of customer warrants would increase to approximately SEK 1,318,137 thousand, representing an increase (4.9%) in fair value of approximately SEK 61,397 thousand. If equity volatility were to decrease by 5 percentage points (to 32.0%), the total fair value of warrants would decrease to approximately SEK 1,195,245 thousand, representing a decrease (4.9%) in fair value of approximately SEK 61,494 thousand.

Risk management strategy

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The interim financial statements do not include all financial risk management information and disclosures required in annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2025.

There have been no changes in any risk management policies since December 31, 2025.

Note 17. Related party transactions

Polar Charge AB and its subsidiaries

For the six months ended June 30, 2026, and 2025, Einride has sold and purchased goods and services with the Polar Charge AB, where a senior executive from Einride is a member of the board of directors and the Group owns a 9% equity stake.

Einride constructs charging stations on behalf of Polar Charge Group and invoices directly for the costs incurred in construction of such stations and also leases sites directly from Polar Charge AB and makes the required periodic lease payments.

20

	For the six months ended June 30,
(SEK in thousand)	2026	2025
External costs invoiced to Polar Charge AB	2,252	53
Lease payments made to Polar Charge AB	3,728	3,416

At the reporting date the following amounts were outstanding:

	As of June 30,	As of December 31,
(SEK in thousand)	2026	2025
Trade receivables	-	213
Trade payables	2,355	122
Lease liability	106,546	107,205
Right-of-use asset	96,381	99,132

Fees to the Board

The chairman and two other board members received the following fees set out below:

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Consultancy fees	2,532	4,722
Board member compensation	776	394
Total	3,308	5,116

At the reporting date the following amounts were outstanding:

	As of June 30,	As of December 31,
(SEK in thousand)	2026	2025
Trade receivables	-	23

Shares issued to a Director

Pursuant to an advisory agreement, dated June 3, 2025, by and between Einride and Lorne Abony, at that time director of Einride, Einride agreed to pay Mr. Abony up to USD 275,000 for certain advisory services in connection with the Business Combination and a success fee upon consummation of the Business Combination and the PIPE Investment equal to 0.8% of the Einride Shareholders’ percentage ownership in the post-closing company. On the closing day Einride issued 1,013,620 ordinary shares to the Director and recognized a cost for the issuance of SEK 104,114 thousand.

Disposal of Design business to a related party

On December 23, 2025, the Company entered into a business transfer agreement with a related party, to divest the Company’s Design business, a separately identifiable business segment with its own financial monitoring, staff and customer relationships. The transaction closed on February 13, 2026.

The purchase price was SEK 33,254 thousand, settled in cash on the closing date. The disposal resulted in a realized gain before tax of SEK 32,543 thousand.

21

In connection with the disposal, the Company also (i) entered into a three-year service agreement under which it commits to purchase services from the purchasing company,(ii) acquired a 19% equity interest in the new company, amounting SEK 7,500 thousand, and (iii) entered into a sub-lease agreement for the new company’s office space. These arrangements were assessed, supported by an independent valuation and were considered in concluding that the full purchase price relates to the transferred business. As the purchasing company is a related party, the transaction and the associated agreements are disclosed as a related party transaction.

For the six months ended June 30, 2026, the group have had following transactions with the new company, Navisalma Design AB:

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Recharges and rent to Navisalma Design	902	-
Service fee charges from Navisalma Design	5,565	-

At the reporting date the following amounts were outstanding:

	As of June 30,	As of December 31,
(SEK in thousand)	2026	2025
Trade receivables	325	-
Trade payables	4,713	-

Note 18. Basic and diluted net loss per share

Basic and diluted loss per share are computed by dividing the loss attributable to owners of the parent by the weighted-average number of ordinary shares outstanding during the period. As the Group incurred a loss in each period presented, all potentially dilutive instruments are anti-dilutive, and diluted loss per share therefore equals basic loss per share. Instruments excluded from the diluted computation because their effect would be anti-dilutive comprise employee share options and employee warrants (Note 20), the SPAC Warrants, the PIPE Warrants and the rights to Additional and Reset Warrants (Note 16), the warrants held by an anchor investor (Note 16), and the customer Warrants (Note 15).

The following table presents the computation of basic and diluted net loss per share:

	For the six months ended June 30,
	2026	2025
Loss attributable to ordinary equity holders of the parent (TSEK)	(1,118,055)	(887,444)
Weighted average number for ordinary shares for basic and diluted loss per share	62,629,420	40,677,840
Basic and diluted loss per share	(17.85)	(21.82)

The results for “Basic and diluted loss per share” have been adjusted for the stock split described in Note 19 below.

22

Note 19. Share Capital

	Common Shares	Preference A Shares	Preference B Shares	Preference C Shares
Shares outstanding as of January 1, 2025	40,677,840	20,762,302	24,173,854	15,135,490
Shares issued during the period	-	-	-	8,303,032
Shares outstanding as of June 30, 2025	40,677,840	20,762,302	24,173,854	23,438,522

Shares outstanding as of January 1, 2026	47,040,730	20,762,302	24,173,854	23,438,522
Shares issued during the period	26,783,471	-	-	-
Shares transferred between classes	68,374,678	(20,762,302)	(24,173,854)	(23,438,522)
Shares outstanding as of June 30, 2026	142,198,879	0	0	0

In April 2026, as part of a recapitalization in anticipation of the company’s listing, the shareholders approved an increase in authorized shares and a stock split at a ratio of 3.15-for-1, this was registered with the Swedish Companies Registration Office (SWE: Bolagsverket) May 27, 2026. The Company’s share capital SEK 555 thousand divided into 38,439,933 shares of common stock with a par value of SEK 0.01444504 each became SEK 555 thousand divided into 121,106,421 shares of common stock with a par value of SEK 0.00458495 each.

On June 30, 2026, the Annual General Meeting of the Company resolved, among other things, a new issue of a maximum of 10,799,136 shares and a directed issue of a maximum of 34,341,252 warrants, divided across three different series. Both issues were resolved to provide the Company with flexibility for potential future investments. As of June 30, 2026, there are no obligations as no shares or warrants have been subscribed for. As the Group incurred a loss during the period ended June 30, 2026, all potentially issuable instruments are expected to be anti-dilutive.

All numbers of shares of common stock, including preference shares, and per share common stock data in the accompanying interim financial statements and related notes have been retroactively adjusted to reflect this stock split for all periods presented.

All shares are authorized, issued and fully paid.

Note 20. Share-based payments

All numbers of shares of common stock, options, warrants including the weighted average prices for all periods presented in this note have been retroactively adjusted to reflect the stock split made in May 2026, as a part of the “Reverse recapitalization”.

Options

Each employee share option converts into one ordinary share of the Group on exercise. No amounts are paid or payable by the recipient on receipt of the option. Options carry neither rights to dividends nor voting rights and may be exercised from the vesting date until the expiry date. If the option has not been exercised before the expiration date, typically 10 years from the date of grant for a continuing employee, the option expires. Unvested options are forfeited if an employee leaves the Group. No options were granted during the six months ended June 30, 2026.

	For the six months ended June 30,
	2026		2025
	Number of options	Weighted average exercise prices	Number of options	Weighted average exercise prices
Outstanding at beginning of the period	1,917,529	89.18	1,287,065	116.33
Granted during the period	-	-	-	-
Exercised during the period	-	-	-	-
Forfeited during the period	(99,142)	71.73	(7,173)	113.06
Expired	(22,841)	77.55	(303,237)	101.31
Outstanding at the end of the period	1,795,546	84.63	976,655	121.01
Exercisable at the end of the period	1,390,379	88.36	903,147	116.80

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The options outstanding on June 30, 2026, had a weighted average exercise price of 84.63 SEK (HY 2025: 121.01 SEK) and a weighted average remaining contractual life of 6.6 years (HY 2025: 4.9-years).

During the six-month period ended June 30, 2026, the Group reported total expenses of SEK 965 thousand (HY 2025: SEK 152 thousand) for share-based payments settled with equity instruments related to options.

Warrants held by employees granted for no consideration

Certain employees hold warrants granted for no consideration. These warrants typically have a 33-month vesting period with a 3-year expiration term, certain warrants may be granted in relation to past service and therefore vest immediately upon grant. At the end of the vesting period one warrant may be converted to one ordinary share. Where warrants are acquired for no consideration, they are forfeited if the employee leaves the Group before the warrants vest.

Details of outstanding warrants during the period are presented below:

	For the six months ended June 30,
	2026		2025
	Number of warrants	Weighted average exercise prices	Number of warrants	Weighted average exercise prices
Outstanding at beginning of the period	1,561,400	72.84	-	-
Granted during the period	-	-	-	-
Exercised during the period	(22,313)	73.05	-	-
Forfeited during the period	(144,799)	73.05	-	-
Expired	-	-	-	-
Outstanding at the end of the period	1,394,288	72.83	-	-
Exercisable at the end of the period	1,098,598	72.85	-	-

The warrants outstanding on June 30, 2026, had a weighted average exercise price of 72.83 SEK (HY 2025: nil) and a weighted average remaining contractual life of 3.8 years (HY 2025: N/A).

During the six-month period ended June 30, 2026, the Group reported total expenses of SEK 3,411 thousand (HY 2025: nil) for share-based payments settled with equity instruments related to warrants.

Pursuant to an employment agreement by and between Einride and the Chief Executive Officer (CEO) at Einride, upon consummation of the Business Combination, Einride will compensate the CEO with the right to subscribe for additional warrants and/or Einride ordinary shares, to the extent necessary and for no additional consideration, to ensure that the CEO’s accumulated percentage ownership in Einride is equal to 2.0% of the Einride Shareholders’ percentage ownership in the post-closing company. As of June 30, 2026, no warrants and/or ordinary shares have been distributed to the CEO, but as the underlying performance has been met the Company has recognized a cost of SEK 140,656 thousand, equivalent to 1,369,477 ordinary shares.

Warrants held by employees and settled at market value

Certain employees pay full market value at grant to acquire their warrant instruments and, as a result, no share-based payment expense is recognized in relation to these warrants. Where warrants are forfeited due to the participant ceasing to provide qualifying service, the warrants are bought back for the original subscription price paid. At the end of the vesting period one warrant may be converted into one ordinary share.

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Details of outstanding warrants during the six months ended June 30, 2026, and 2025 are presented below:

	For the six months ended June 30,
	2026	2025
	Number of warrants	Number of warrants
Outstanding at beginning of the period	14,790,570	-
Granted during the period	-	15,298,552
Exercised during the period	(12,071,282)	-
Forfeited during the period	(127,356)	-
Expired during the period	-	-
Outstanding at the end of the period	2,591,932	15,298,552

The main driver for the significant number of warrants exercised during the period ending June 30, 2026, is that the share price was deemed to be favorable and for many warrant holders the first time the strike price was lower than the share price. The number of warrants exercised by current or former board members was approximately 8,700 thousand warrants.

The shared-based payments are presented in following line items in the interim condensed consolidated financial statements of loss:

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Cost of sales	(1,286)	(4)
Selling expenses	(2,390)	(9)
General and administrative expenses	(245,348)	(192)
Research and development expenses	(308)	52
Total	(249,332)	(152)

Note 21. Reverse recapitalization

As described in Note 1, the Company completed the Reverse Recapitalization on the Closing Date. The transaction was structured as a merger of Legato III with and into Merger Sub (a newly formed, direct, wholly owned subsidiary of Einride), with Merger Sub surviving the Merger and Legato III ceasing to exist. As consideration, Einride AB issued its own Ordinary Shares, in the form of ADSs, to the former Legato III shareholders. Following the Merger, Merger Sub remains a direct, wholly owned subsidiary of Einride AB. References in this note to the “Reverse Recapitalization” comprise the Merger together with the related recapitalization steps described in Note 1. The PIPE Financings, the conversion of the Company’s convertible debenture and the de-SPAC compensation shares closed concurrently with, and conditional upon, the Merger but are separate transactions that are accounted for separately as described below and in Note 1.

Legato III was a special purpose acquisition company (SPAC) incorporated in the Cayman Islands for the sole purpose of effecting a merger. Legato III had no operating activities, employed no employees, owned no intellectual property, and generated no revenue other than investment income on assets held in its Trust Account.

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The Reverse Recapitalization is not within the scope of IFRS 3, Business Combinations. Einride was identified as the accounting acquirer, primarily because existing Einride shareholders held the largest voting interest in the combined company, the members of the board of directors were predominantly Einride nominees, Einride’s senior management continues as the management of the combined company, and Einride is the larger entity and the only operating company within the combining companies. Furthermore, Legato III does not meet the definition of a “business” in accordance with IFRS 3, as it consisted primarily of cash held in the Trust Account and had no organized workforce or other processes capable of contributing to the creation of outputs; as such, the transaction was accounted for by applying the principles of IFRS 2, Share-based Payment by analogy. Under IFRS 2, an entity measures the goods or services received in equity-settled share-based payment transactions at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case it measures them by reference to the fair value of the equity instruments granted. As the fair value of the stock exchange listing service received cannot be estimated reliably, the increase in equity has been measured by reference to the fair value of the shares issued by Einride to the former Legato III shareholders. Any excess of fair value of equity instruments issued by Einride over the fair value of Legato III’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

These interim financial statements have been prepared as a continuation of Einride with:

●	the assets and liabilities of Einride recognized and measured in the interim financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;

●	the pre-transaction equity balances of Einride AB including share capital, share premium, foreign currency translation reserve, and accumulated deficit are also carried forward without restatement;

●	the identifiable net assets of Legato III received in the transaction (principally cash net of redemptions, less accrued expenses, deferred underwriting commissions (a pre-existing contractual obligation of Legato III to its IPO underwriters that became payable upon consummation of a business combination and was settled out of the Trust Account at Closing), warrant liabilities assumed, and other payables) are recognized at their fair values at the Closing Date. No goodwill arises because the transaction is not a business combination under IFRS 3;

●	the equity instruments issued by Einride AB to former Legato III shareholders are recorded in share capital (at par value) and share premium (for the excess), measured at the fair value of the equity instruments issued. The fair value was determined at the Closing Date by reference to the equity value of Einride of USD 1,350 million negotiated in the Business Combination Agreement (equivalent to USD 10.90 per Ordinary Share, the price at which ADSs were issued in the concurrent PIPE Financing), multiplied by the Legato III shareholders’ ownership interest in the combined company, and translated at the USD/SEK exchange rate prevailing on the Closing Date;

●	the excess of the fair value of the equity instruments issued by Einride AB over the fair value of the identifiable net assets of Legato III received is recognized as a listing expense in the statement of comprehensive loss in accordance with IFRS 2; and

●	the comparative information presented in these interim financial statements is that of Einride AB.

Upon closing of the Reverse Recapitalization, the Company received SEK 1,768,521 thousand from the Trust Account, after deducting interim redemptions paid in connection with Legato III’s extension meeting prior to Closing. After deducting cash paid to Legato III shareholders that exercised their redemption rights at Closing and payment of deferred underwriting commissions and Legato III’s other transaction costs paid at Closing, the Company retained net proceeds of SEK 8,579 thousand. The following table reconciles the elements of the Reverse Recapitalization to the interim statements of cash flows and the interim statement of changes in equity for the six months ended June 30, 2026:

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(SEK in thousand)	Amount
Cash held in Trust Account, net of interim redemptions	1,768,521
Add: Other Cash transfer received per Legato III closing balance sheet	1,527
Less: Shareholder redemptions at Closing	(1,737,642)
Less: Payment of deferred underwriting commissions	(19,382)
Less: Transaction costs and professional fees paid at Closing (a)	(4,445)
Proceeds from Reverse Recapitalization, net	8,579

Less: Legato III Public and Private Warrant liabilities assumed	(270,886)
Less: Accrued liabilities for Legato III’s unpaid transaction related costs assumed	(11,779)
Less: Notes payable liability assumed	(4,775)
Add: Listing expense (IFRS 2 charge)	636,267
Issuance of shares in Reverse Recapitalization, net	357,406

The amount of SEK 357,406 thousand presented as “Issuance of shares in Reverse Recapitalization, net” in the table above, represents the deemed fair value of the equity instruments issued to the former Legato III shareholders, which equals the gross credit recognized in equity in connection with the Reverse Recapitalization.

The net cash received in connection with the Reverse Recapitalization is presented within financing activities in the interim condensed consolidated statement of cash flows, reflecting the substance of the transaction as a capital-raising and listing arrangement that is, in substance, an issue of equity instruments for cash.

The following table displays the reconciliation of the total market capitalization attributable to Legato III shareholders and the reverse recapitalization impact to share premium as of June 9, 2026 and the calculation of the listing expense recognized for the six months ended June 30, 2026:

Description	Amount
Fair value of Einride (negotiated equity value per the amended BCA) on Closing Date in USD	1,350,000,000
USD/SEK exchange rate at the Closing Date	9.4234
Fair value of Einride in TSEK	12,721,590
Legato III shareholders’ ownership interest in the combined company at Closing	2.81%
Deemed fair value of shares issued to Legato III shareholders in TSEK	357,406
Less: Net assets of Legato III:
Cash and cash equivalents (Trust, net of redemptions) in TSEK	8,579
Less: Notes payable liability assumed in TSEK	(4,775)
Less: Accrued liabilities for Legato III’s unpaid transaction related costs assumed in TSEK	(11,779)
Less: Legato III Public and Private Warrant liabilities assumed in TSEK (a)	(270,886)
Total net assets of Legato III as of the Closing Date in TSEK	(278,861)
Listing expense in TSEK (b)	636,267

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(a)	Represents the fair market value as of the Closing Date of certain warrants over the Company shares (“SPAC warrants”) issued by Einride to replace Public and Private Warrant previously issued by Legato III. The new warrants have the same terms and conditions as the warrants issued by Legato. As the terms of the Legato III’s Public Warrants and Private Placement Warrants are substantially the same before and after the completion of the Reverse Recapitalization, the Warrants are not deemed to be additional consideration under IFRS 2 but rather the Legato III Public Warrants and Private Placement Warrants were assumed as part of the Reverse Recapitalization. The assumed warrant liabilities are deducted from the net assets of Legato III in determining the IFRS 2 listing expense, which increases the listing expense amount.

(b)	The listing expense of SEK 636,267 thousand has been recognized in the condensed consolidated interim statement of comprehensive loss as part of general and administrative expenses within operating loss, separate from financial income/expense items. The listing expense recognized is a non-cash charge.

The following table displays the reconciliation of the total market capitalization attributable to Legato III stockholders and the reverse recapitalization impact to share premium for the six months ended June 30, 2026:

Description	Amount
(SEK in thousand)
Deemed fair value of shares issued to Legato III shareholders	357,406
Less: Ordinary shares issued (par value of shares issued)	(16)
Additional share premium from Reverse Recapitalization, net	357,390

The Reverse Recapitalization also involved:

●	the Company’s outstanding convertible debenture with a carrying amount of SEK 235,585 thousand (host debt component at amortized cost) and an associated embedded derivative liability of SEK 4,712 thousand (conversion feature measured at FVTPL) converting into Einride ordinary shares. Upon conversion, the host debt component and embedded derivative liability (conversion feature) were derecognized, and the corresponding equity was recognized in share capital by SEK 11 thousand and SEK 240,286 thousand in share premium. The conversion of the convertible debenture did not result in any gain or loss, as the conversion was effected in accordance with the original contractual terms (see Note 16); and

●	professional services expenditure of SEK 202,912 thousand, incurred to facilitate listing on Nasdaq, which, in addition to the SEK 636,267 thousand described in the table above, has resulted in a total of SEK 839,179 thousand related to the share listing and associated expenses being recognized in the profit or loss.

Note 22. Commitments and contingencies

On November 15, 2024, the Group initiated legal proceedings against Performance Team LLC and its wholly owned subsidiary Performance Team Logistics LLC (collectively, “Maersk”). The dispute stems from Maersk’s alleged wrongful termination of an agreement for transport services, a termination the Group believes was without cause and in breach of contract.

To fulfill the Maersk agreement, the Group contracted with BYD Motors LLC (“BYD”) for vehicles and Voltera Power, LLC f/k/a EVConnex, LLC (“Voltera”) for charging infrastructure. Maersk’s purported termination altered the Group’s needs from these suppliers. On November 13, 2024, and December 2, 2024, BYD and Voltera filed legal actions against the Group to seek damages in relation to the service agreements for BYD and Voltera to respectively provide trucks and charging infrastructure. The cases are in preliminary stages with many of the arrangements yet to be finalized. In the BYD arbitration, a hearing was held before the arbitrator on April 6-10, 2026, and a decision is pending. The Voltera case is scheduled for trial in December 2026.

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Given the uncertainty of the litigation, the Group is unable to estimate the range of reasonably possible loss that may result from the disputes and therefore no provisions were recognized June 30, 2026, and December 31, 2025.

An arbitration proceeding initiated by the Company in January 2025 was resolved by final award on May 21, 2026. The dispute concerned the counterparty’s failure to fulfill its written commitment. The arbitral tribunal’s award established that the counterparty committed a breach of contract and shall pay damages to Einride of USD 9,552,778 plus default interest from February 4, 2025. The counterparty shall also reimburse Einride’s legal costs of SEK 9,312,597 (excl. VAT) plus interest and bear all costs of the arbitration proceedings. Einride has formally requested payment in accordance with the award.

Note 23. Subsequent events

Acquisition of Flipturn, Inc.

On July 16, 2026, the Company entered into a definitive Agreement and Plan of Merger to acquire Flipturn, Inc. (“Flipturn”), a Delaware-incorporated developer of electric-fleet charging and energy-management software. The acquisition was completed on August 6, 2026, on which date the Company’s wholly owned subsidiary, Einride FUSE Merger Sub, Inc., merged with and into Flipturn, with Flipturn surviving the merger as a wholly owned subsidiary of the Company. The base merger consideration, which excludes the earnout consideration as described below, amounted to SEK 373,476 thousand after customary adjustments for indebtedness, cash and unpaid transaction expenses. That consideration was settled through the issue of 4,410,983 ADSs, each representing one ordinary share of the Company, comprising 4,354,617 ADSs with a value of SEK 366,363 thousand issued at closing and 56,366 ADSs with a value of SEK 4,742 thousand that are subject to a holdback and will be issued to the former Flipturn stockholders at a later date, together with SEK 2,371 thousand paid in cash to the stockholder representative at closing in respect of an expense reserve fund. In addition, former holders of Flipturn equity may become entitled to receive up to 3,717,546 additional Einride ADSs as earnout consideration, with an aggregate value of up to SEK 312,764 thousand upon achievement of specified commercial (contracted annual recurring revenue) and product-development milestones through 2028.

The business combination will be accounted for using the acquisition method under IFRS 3, Business Combinations, and Flipturn’s results will be consolidated with effect from the acquisition date of August 6, 2026, being the date on which the Company obtained control. The earnout consideration will be assessed as at the acquisition date to determine whether it forms part of the consideration transferred or represents remuneration for post-combination services. The initial accounting for the business combination, including the fair value of the consideration transferred and the allocation of that consideration to the identifiable assets acquired and liabilities assumed, has not been completed as at the date of authorization of these financial statements.

New financing facility

On August 15, 2026, Einride entered into a new $25 million equipment financing facility with ATEL GROWTH CAPITAL for expanding its fleet of vehicles in the United States. The facility is structured with continuous drawdowns, each having a 42 month term and monthly payment schedule with an effective interest rate of approximately 14%. Each drawdown under the facility shall be fully collateralized by a specific lien on the funded equipment.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this section to “Einride,” “we,” “us,” the “Company,” the “Group,” or “our” refer to Einride AB and its subsidiaries.

You should read the following discussion of our operating and financial review in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this report.

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under the heading “Risk Factors” of our Registration Statement on Form F-1 (File No. 333-297308) filed with the U.S. Securities Exchange Commission (the “SEC”) on July 8, 2026 and declared effective on July 15, 2026 (the “Registration Statement”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “project”, “should” “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to,” “outlook,” “could,” “might,” “possible,” “predict,” “strive,” “strategy,” the negatives of these words or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in the Registration Statement, the risk factors set forth in this Report and the following:

●	the failure to realize the anticipated benefits of the Company’s business combination with Legato Merger Corp. III (the “Business Combination”) and any transactions contemplated thereby;

●	the failure of the Company to maintain the listing of its securities on Nasdaq;

●	costs related to the Business Combination and as a result of the Company becoming a public company;

●	significant risks and uncertainties associated with rapidly evolving autonomous and electric truck technologies;

●	the Company’s limited operating history, including its net losses and undemonstrated ability to achieve profitability;

●	the Company’s ability to execute its Freight-Capacity-as-a-Service (“FCaaS”) or Software-as-a-Service (“SaaS”) offerings, including maintaining, retaining and expanding customer relationships and scaling deployments of freight technology solutions on expected timelines;

●	any flaws or errors in the Company’s solutions or flaws in or misuse of autonomous or electric truck technologies in general;

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●	the risk of significant injury, including fatalities, presented by autonomous or electric truck technologies;

●	the effects of competition on the Company’s business;

●	risks related to working with third-party suppliers, original equipment manufacturers, upfitters, service providers and partners for key components of the Einride Driver, Control Tower, Autonomous Truck, FCaaS, SaaS, connectivity and charging infrastructure businesses, including supply shortages;

●	the Company’s reliance on the experience and expertise of its management team, engineers and other key employees;

●	the Company’s ability to establish, maintain, protect or enforce its technology and intellectual property rights and defend intellectual property infringement claims from others;

●	changes in the regulatory environment, including changes to tariff and trade policies;

●	risks related to general business and economic conditions, including those related to the trucking, industrial, oil and gas and public sector ecosystems;

●	real or perceived inaccuracies in the Company’s assumptions and estimates to calculate certain metrics; and

●	the Company’s ability to raise capital in the future and its ability to manage its growth, cash and expenses.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Accordingly, forward-looking statements should not be relied upon as representing Einride’s views as of any subsequent date. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. We caution you that the foregoing list does not contain all of the forward-looking statements made in this Report. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

Einride is a global leader in digital, electric, and autonomous road freight, delivering technology solutions to shippers to cost-efficiently transition their road-based logistics to electric and autonomous operations. The transformation from manual diesel-based transport is powered by Einride’s proprietary AI platform, Saga, and its autonomous driving system, the Einride Driver.

Founded in 2016 in Stockholm, Sweden, Einride has built a base of 32 customers across seven countries in Europe, the United States, and the Middle East. We were the first company1 to place a fully autonomous cab-less heavy-duty vehicle on public roads in Europe (2019) and the United States (2022).

Our core offerings include Freight Capacity as a Service (“FCaaS”), and a Software as a Service (“SaaS”) solution.

Our FCaaS solution is structured as a turn-key managed service under long-term contracts (typically 3 to 5 years) utilizing either manually driven heavy-duty electric vehicles (“CETs”), and/or our cab-less autonomous heavy-duty vehicles (“Autonomous Trucks”). The contracts with our customers feature transport capacity commitments charged through a minimum monthly fee for the customer.

1 According to Management’s knowledge

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Our SaaS solution was launched in late 2025, and is structured as a vehicle-agnostic offering where the Saga platform and the Einride Driver are licensed to customers, allowing the customers to directly optimize and automate their fleets. Revenue under the SaaS solution started to be realized during 2026.

As of June 2026, we have driven more than 18,500,000 electric miles2, executed more than 560,000 shipments3 and have logged more than 5,400 Driverless Hours in Contracted Customer Operations4.

Recent Developments

Business Combination with Legato Merger Corp. III

On June 9, 2026, Einride AB consummated its business combination (the “Business Combination”) with Legato Merger Corp. III (“Legato”) pursuant to the business combination agreement, dated November 12, 2025, as amended on February, 26, 2026, March 5, 2026 and April 17, 2026. In connection with the closing of the Business Combination, on June 10, 2026, Einride’s American depositary shares, each representing one ordinary share of Einride, and warrants commenced trading on the Nasdaq Global Market and Nasdaq Capital Market, respectively.

The Business Combination valued Einride at a pre-money equity value of $1.35 billion ($10.90 per share). As part of the Business Combination, Einride raised approximately $113 million in a private placement (the “PIPE Investment”) of ordinary shares represented by American depositary shares and warrants, and approximately $3.3 million remained in the Legato trust account after redemptions. Fees and expenses associated with the transaction amounted to approximately $34 million. The proceeds from the Business Combination are expected to fund growth initiatives, including advancing our fully autonomous driving technology, the Einride Driver, and ramp existing and new customer contracts.

Key Factors Affecting our Results

Evolution of Business Model

We expect our business model to shift from the relatively more capital-intensive FCaaS deployment to a scalable, software-driven SaaS mix. The FCaaS model currently constitutes the majority of our revenue, and under this offering we handle the majority of operations, providing turn-key assessment, planning, sourcing, and operations of the assets. The vehicle-agnostic SaaS offering charges a fixed license fee for software capabilities, shifting underlying and sourcing responsibilities to the customer. This structural transition is expected to lower capital expenditure requirements and optimize overall margins over time.

Commercialization

The global road freight market generated an estimated $4.6 trillion in annual revenue in 2023, with Europe and the U.S. accounting for approximately $1.2 trillion. We recorded revenue of SEK 263.5 million for the first half of 2026. As we continue to commercialize and mature our offering, we expect our revenue and market share to increase.

The growth in revenue is expected to come from expanding volume within an established global customer base, including Amazon, General Electric Appliances, DP World, Heineken, and Carlsberg. We furthermore expect to continue scaling operations with our autonomous driving solutions, supported both by existing contracts with 6 customers for autonomous FCaaS deployments, and new expected customers.

As of June 30, 2026, we had 246 CETs in our fleet, and 6 Autonomous Trucks deployed under the FCaaS offering.

2 Since January 2020

3 Since January 2020

4 Since January 2024

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Economies of Scale, Sales and Marketing, & Competition

Einride’s FCaaS model is based on delivering a specified transport capacity to its customers, with optional purchases in excess of the contracted capacity being available to the customers. As Einride’s fleet of vehicles grows and density in the transport network increases, we expect to be able to drive additional utilization of both the vehicles and charging infrastructure, enabled by intelligent planning and optimization through the Saga platform, which is ultimately expected to result in improved profit margins. Additionally, as we scale our less capital and cost intensive SaaS deployment model, we expect that profitability and margins will improve further.

Moreover, the industrialization of the OEMs’ production capacity of electric heavy-duty vehicles, along with continuously improving vehicle specifications, is expected to drive down the procurement costs of the CETs and Autonomous Trucks over time, further aided by subsidy programmes in the different jurisdictions in which we operate. Such price and technical development is believed to have a positive impact on our profitability and margins.

Finally, we expect to see organizational efficiencies from broadened deployments across both our FCaaS and SaaS offering, where it is anticipated that relatively fewer operations and sales employees per deployed vehicle will be required. This, together with operational leverage in administrative functions, is expected to contribute to our profitability.

Regulatory Landscape

While there currently is no comprehensive regulatory framework governing the deployment of autonomous vehicles, our Autonomous Trucks have been permitted to operate under exemptions and trial permits in the United States, Sweden, Norway, and Belgium, where we have either deployed the Autonomous Trucks in active customer operations or performed demonstrations. However, the evolving long-term regulatory outlook may present risks that could require vehicle or system re-engineering, as well as difficulties with deploying our autonomous solutions in certain countries or markets.

Furthermore, our business model requires us to operate both as a motor carrier by utilizing our owned or leased vehicles and contracted drivers, and as a transportation intermediary (such as a freight forwarder or broker) by arranging and contracting freight movement via third parties. While not strictly different from other parties providing road freight services, the regulations require us to be compliant and expose us to operational and legal obligations across the jurisdictions in which we operate.

While regional electric vehicle subsidy and grant programs help accelerate the adoption of electric heavy-duty road transport solutions, such initiatives are subject to change due to, for example, governmental policy changes, which could have an effect on the competitiveness of the electric vehicle industry and adversely impact our profitability and ability to reach our goals. We, however, do not believe that such governmental initiatives are a determining factor for our business, but rather view them as a supporting means to accelerate the transition to a more environmentally sustainable and electric customer offering.

Global Economic Conditions

Our operational results and prospects for business growth are impacted by overall economic conditions globally and in the countries in which we operate. Concerns over inflation, geopolitical issues (such as those caused by the ongoing conflicts between Russia and Ukraine and in the Middle East), the availability and cost of credit, changes to trade policy and tariffs in the U.S., shift in environmental regulations and other factors have contributed to increased volatility and diminished expectations for the global economy and may further impact global supply chains and business investment decisions. These effects may not be fully reflected in our financial performance until future periods and ongoing geopolitical instability could potentially result in material impact on our operations.

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Fluctuations in Currency Exchange Rates

Swedish Krona (SEK) is the presentation currency of the Group’s unaudited interim condensed consolidated financial statements; however, certain subsidiaries carry out operations in a functional currency other than SEK, principally in U.S. dollars and euros, and our results of operations the exchange difference realized is therefore impacted by fluctuations in exchange rates.

Foreign currency transactions are accounted for at the SEK-equivalent amount based on the exchange rate set on the transaction date, while the exchange difference realized at the date of collection or payment are recorded in the Consolidated Statements of Loss and Other Comprehensive Income (Loss) as foreign exchange gains or losses.

Research and Development (“R&D”)

Our R&D function comprises the development of Einride’s AI and ML powered digital freight platform, Saga, and automated driving system, the Einride Driver. This work is crucial to support our transformation of the road freight industry to digital, electric, and autonomous operations. During 2026, we continued our dedication to develop this technology, recording SEK 205.9 million for R&D for the six months ended June 30, 2026.

Key Operating Metrics

We monitor the following key operating metric for our deployment of the Autonomous Trucks to help us evaluate our performance, growth, and business in general

Driverless Hours in Contracted Customer Operations

This metric provides the accumulated number of total hours (and minutes, and seconds) under which an autonomous vehicle utilizing the Einride Driver has been driving in contracted customer operations. It is calculated as the number of hours that the vehicle, and the associated automated driving system, is available to perform planned transportation shifts, where reasons for unavailability may include, for example,technical problems with the truck, weather (if outside the agreed upon Operational Design Domain), sickness of employees, etc. It therefore includes loading/unloading and other waiting times, in accordance with regular road freight operations.

This metric is tracked to enable management and other stakeholders to compare the pace of adoption of autonomy in Einride’s overall operations; to compare scale of operations versus peers; and to be able to do these internal and external assessments in a manner that is agnostic to the type of logistics flow or use case (i.e., the number of hours of operations is more relevant business-wise than kilometers travelled, as the economic case for autonomy is largely driven by its ability to displace the hourly cost of drivers).

Overall, this metric enables us to measure progress on transitioning customers to autonomous road freight, with a success metric that is closest to capturing the (hourly) value being saved for customers via autonomy.

This metric provides the truest representation of the cumulative time of entirely autonomous operations in real contracted operations (as opposed to other settings such as demonstrations). We believe this metric is an indicator of our commercial success for the deployment of the Einride Driver. This metric includes logged hours for our Autonomous Trucks in contracted customer operations, and as we start licensing the Einride Driver under the SaaS offering, the metric is intended to capture such hours as well.

We started tracking the metric in January 2024. As of June 30, 2026, we had logged 5,434 Driverless Hours in Contracted Customer Operations, increasing from 3,308 Driverless Hours in Contracted Customer Operations as of December 31, 2025.

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Components of Results of Operations

Basis of Presentation

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The presentation currency of the Group is Swedish krona (SEK), presented and rounded to the nearest thousand, unless otherwise stated. Our unaudited consolidated interim financial statements are prepared on a historical cost basis, except for certain financial instruments which are measured at fair value at the end of each reporting period.

Revenue

Our group revenue relates to transportation services and rental income, across many contracts with customers:

●	Transport services, performed using electric vehicles, including planning and optimization services through the Group’s software platform, Saga, ensuring the integrated delivery of customer goods based on monthly rates or occasionally on a lump sum basis. The non-lease component of the transport services is accounted for under the provisions of IFRS 15, Revenue from Contracts with Customers (single performance obligation). Transport services revenues typically become billable and due for payment upon completion of the specified monthly deliveries, at which point the receivable is recognized within trade receivables. When payments are made before or after the service is performed, the Group recognizes the resulting contract liability or asset. Revenue attributable to transport services is recognized over time even if the customer pays for all or part of the services initially. Accrued income in the Consolidated Statements of Financial Position does not meet the definition of a contract asset as the Group has an unconditional right to payment.

●	Rental income – Transport services contain a lease component if the contract (i) specifies a specific electric vehicle and/or trailer asset; and (ii) has terms that allow the customer to exercise substantive decision-making rights, which have an economic value to the customer and therefore allow the customer to direct how and for what purpose the electric vehicle and/or trailer asset is used. The lease component of transport services contracts is accounted for under IFRS 16, Leases, resulting in an income recognition pattern that is consistent with the revenue recognition of the non-lease component accounted for under IFRS 15. The lease component is recognized as an operating lease because the economic benefits and risks associated with ownership of an underlying asset are not substantially transferred to the customer.

The Group allocates the contract consideration between the lease and non-lease component of the contract by applying the expected cost-plus margin approach.

Cost of sales

Cost of sales represents the cost to generate the revenue from transport services and rental income. Cost of sales consist primarily of driver fees, salary and wage expenses related to transport operations, depreciation on electric vehicles and office leases, IT and software expenses, and other costs directly related to the generation of income such as travel costs and line consultants. Cost of sales also includes a share of costs related to the Group’s software, Saga, reflecting the ongoing maintenance and support of the system. The Group expenses all cost of sales in the period in which they are incurred.

Selling expenses

Selling expenses are mainly comprised of sales and marketing personnel-related costs, including salaries, contributions and benefits, advertising and public relations costs, including travel and consulting expenses.

General and administrative expenses

General and administrative expenses consist primarily of recapitalization costs incurred as a result of the Business Combination, employee related costs, including salaries and benefits, accountancy services, consulting fees, including legal costs, IT expenses and other administrative costs such as equipment and tools and lease costs.

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Research and development expenses

Research and development expenses consist primarily of salary and wage expenses related to R&D, IT and software expenses, professional service expenses, depreciation and disposal of property and equipment utilized by our R&D function. The Group expenses all research and development expenses in the period in which they are incurred.

Other operating income

Other operating income relates to subsidies and grants received in Sweden, foreign exchange gains from settlement of trade receivables and payables and gains from the divestment of a business unit. It also includes government grant income in the US from the DriveOhio I-70 Truck Automation Corridor project, a research and development testing deployment under which the Group operates and remotely supervises Level 4 electric autonomous trucks and shares specified operational data with the State of Ohio.

Other operating expenses

Other operating expenses relate losses on sales of fixed assets and foreign exchange losses resulting primarily from settlement of trade receivables and payables.

Share of results of joint venture

Share of results of joint venture relate to the share of profit or loss attributable to the Group from its investments in Polar Charge AB, which is accounted for under the equity method of accounting.

Finance income

Finance income relates to interest income on cash and short-term investments, together with foreign exchange gains arising from loans and borrowings.

Finance costs

Finance costs consist of interest expense and loan facility fees on loans and borrowings, the unwinding of the discount on our lease liabilities, interest expense associated with convertible debenture, interest expense on liabilities associated with cash advances, and foreign exchange losses.

Net gains (losses) on financial assets or liabilities measured at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are measured at fair value in each reporting period and the corresponding gains or losses are recognized in this financial statement line item. The net gain or loss recognized in the profit or loss includes any fair value gain or loss and dividends or interest received on the financial asset or liabilities and is included in the item” Net (losses) gains on financial assets or liabilities at fair value through profit or loss.”

Income tax benefit (expense)

Income tax expense (benefit) consists of current and deferred taxes in each of our jurisdictions. The Group has historically reported a taxable loss in our most significant jurisdiction, Sweden, and expects this trend to continue for the foreseeable future.

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Results of Operations

Six Months Ended June 30, 2026 compared to Six Months Ended June 30, 2025

Our results of operations for the periods indicated are summarized in the table below:

	2026-06	2025-06	Change	Change %
(SEK in thousands)
Revenue	263,547	216,484	47,063	22%
Cost of sales	(395,406)	(304,046)	(91,360)	30%
Selling expenses	(46,586)	(35,235)	(11,351)	32%
General and administrative expenses	(1,254,350)	(85,738)	(1,168,612)	1,363%
Research and development expenses	(205,874)	(131,205)	(74,669)	57%
Other operating income	40,969	13,933	27,036	194%
Other operating expenses	(10,826)	(18,988)	8,162	(43%)
Operating loss	(1,608,526)	(344,795)	(1,263,731)	367%

Share of results of joint venture	270	192	78	41%
Finance income - interest income	247	127	120	95%
Finance costs	(95,062)	(544,901)	449,839	(83%)
Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss	582,379	1,329	581,050	43,721%
Loss before income tax	(1,120,692)	(888,048)	(232,644)	26%
Income tax benefit (expense)	2,637	604	2,033	337%
Net loss for the period	(1,118,055)	(887,444)	(230,611)	26%

Revenue

Revenue increased by SEK 47.1 million, or 22%, to SEK 263.5 million for the six months ended June 30, 2026, from SEK 216.5 million for the six months ended June 30, 2025. This growth was primarily driven by a SEK 58.5 million expansion within the existing customer portfolio for additional capacity, combined with SEK 7.8 million generated from deployments for new customers. These gains were partially offset by a SEK 19.2 million reduction resulting from customer churn and contract non-renewals, primarily within the EMEA region.

Cost of sales

Cost of sales increased by SEK 91.4 million, or 30%, to SEK 395.4 million for the six months ended June 30, 2026, from SEK 304.0 million for the six months ended June 30, 2025. This increase was primarily driven by the sales effect described above. Cost of sales increased to a larger extent than revenue; this variance was primarily driven by temporary operational inefficiencies and lower capacity utilization during the initial ramp-up phase of new customer deployments in the US. Furthermore, capacity utilization across our charging asset network decreased following the termination of a major U.S. customer contract in the first quarter of 2025.

Selling expenses

Selling expenses increased by SEK 11.4 million, or 32%, to SEK 46.6 million for the six months ended June 30, 2026, from SEK 35.2 million for the six months ended June 30, 2025. This cost expansion was primarily driven by an increased headcount within the sales functions, aligned with strategic initiatives to support continued commercial growth.

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General and administrative expenses

General and administrative expenses increased by SEK 1,168.6 million, or 1,363%, to SEK 1,254.4 million for the six months ended June 30, 2026, from SEK 85.7 million for the six months ended June 30, 2025. This expansion was primarily driven by non-recurring costs incurred in connection with the Business Combination, including recapitalization costs of SEK 636.3 million, transaction costs of SEK 202.9 million, and share-based compensation expenses of SEK 242.9 million. Excluding these one-off items, underlying general and administrative expenses increased by SEK 86.5 million. This underlying increase was primarily driven by higher personnel and professional fees incurred to strengthen our corporate infrastructure in preparation for becoming a public company and higher litigation fees with ongoing litigation matters.

Research and development expenses

Research and development expenses increased by SEK 74.7 million, or 57%, to SEK 205.9 million for the six months ended June 30, 2026, from SEK 131.2 million for the six months ended June 30, 2025. This expansion was primarily driven by additional investments to increase our internal Engineering talent pool to accelerate the development of our automated driving system, the Einride Driver and enhance our Saga Platform. Additionally, the increase reflects strategic investments in new quantum computing services aimed at optimizing logistics networks for electric and autonomous freight operations that enables the scaling of the business at higher operating margins and higher capacity utilization.

Other operating income

Other operating income increased by SEK 27.0 million, or 194%, to SEK 41.0 million for the six months ended June 30, 2026, from SEK 13.9 million for the six months ended June 30, 2025. The increase was driven by the proceeds from the sale of the design business during 2026 (SEK 33.2 million). The increase was also driven by government grants received for the deployment of an Autonomous Truck in the US, partly offset by a reduction in grants received in Sweden for Autonomous Trucks, chargers and trucks compared with 2025.

Other operating expenses

Other operating expenses decreased by SEK 8.2 million, or 43%, to SEK 10.8 million for the six months ended June 30, 2026, from SEK 19.0 million for the six months ended June 30, 2025. This reduction was primarily due to higher comparative costs in 2025, which included losses from the sale of fixed assets, mainly related to a sale and leaseback transaction, and third-party advisory commissions for the execution of a factoring agreement. This decrease was partially offset by elevated foreign exchange losses recorded during the first half of 2026.

Share of results of joint venture

Share of results of the joint venture increased by SEK 0.1 million, or 41%, to SEK 0.3 million for the six months ended June 30, 2026, from SEK 0.2 million for the six months ended June 30, 2025. This incremental variance was driven entirely by an improvement in the net income performance of Polar Charge AB during the period.

Finance income

Finance income increased by SEK 0.1 million, or 95%, to SEK 0.2 million for the six months ended June 30, 2026, from SEK 0.1 million for the six months ended June 30, 2025. This incremental variance was driven by higher average cash balances maintained throughout 2026 compared to the prior year period.

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Finance costs

Finance costs decreased by SEK 449.8 million, or 83%, to SEK 95.1 million for the six months ended June 30, 2026, from SEK 544.9 million for the six months ended June 30, 2025. This significant reduction was primarily attributable to a high comparative baseline in 2025, which included accelerated interest expenses from the early conversion of convertible debentures. These instruments, originally issued in September 2024, were converted into Series C preference shares in April 2025, eliminating those associated debt servicing costs in the period.

Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss

Net fair value adjustments increased by SEK 581.1 million to a gain of SEK 582.4 million for the six months ended June 30, 2026, from a gain of SEK 1.3 million for the six months ended June 30, 2025. This substantial increase was driven entirely by higher non-cash fair value gains pertaining to derivative financial instruments during the current period.

Income tax benefit (expense)

Income tax benefit increased by SEK 2.0 million, or 337%, to a benefit of SEK 2.6 million for the six months ended June 30, 2026, from a benefit of SEK 0.6 million for the six months ended June 30, 2025. This increase was primarily driven by the recognition of deferred tax assets, following an updated assessment confirming the probability of utilizing historical tax losses against future taxable income within certain Group companies.

Other Financial Information (Non-IFRS Financial Measures)

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, we present EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, to supplement the financial information presented in our consolidated financial statements. We use these measures, together with IFRS measures, to evaluate our operating performance, to establish budgets and operational goals used to manage our business and to assess period-over-period performance on a consistent basis. We believe these measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors.

We define EBITDA as net loss for the interim period before finance income, finance costs, income tax benefit or expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude the impact of certain items that we do not consider indicative of our ongoing operating performance, because they are non-cash in nature, are non-recurring, or otherwise do not relate to our core operations. These items include share-based compensation expense; unrealized (gain) loss on financial instruments measured at fair value; costs incurred in connection with the Business Combination; the non-cash recapitalization (listing) expense recognized under IFRS 2; the non-cash charge recorded as a reduction of revenue in respect of the Amazon warrant arrangement; litigation and dispute related costs; gains or losses on the sale of a business unit; non-recurring transaction costs; unrealized foreign exchange gains and losses; and other non-recurring items that may arise from time to time. Each adjustment is described in the footnotes to the reconciliation table below.

We believe these measures are useful because they exclude items that may vary substantially from period to period without a corresponding change in our underlying operations, thereby facilitating comparisons of our operating performance across periods and against other companies. Management also uses Adjusted EBITDA as one of the principal measures to assess the performance of our business.

Note Regarding Non-IFRS Financial Measures

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. These limitations include the following: they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the significant finance costs, or the cash requirements necessary to service interest or principal payments, on our borrowings; they do not reflect income tax payments that may represent a reduction in cash available to us; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and other companies, including companies in our industry, may calculate these measures differently from the way we do, limiting their usefulness as comparative measures. Because of these limitations, EBITDA and Adjusted EBITDA should be considered together with, and not as alternatives to or superior to, net loss, operating loss, revenue, cash flows from operating activities or other measures of financial performance or liquidity prepared in accordance with IFRS. EBITDA and Adjusted EBITDA are not measures calculated in accordance with IFRS. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies. The following table reconciles net loss, the most directly comparable financial measure calculated and presented in accordance with IFRS, to EBITDA and Adjusted EBITDA for the periods presented.

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Reconciliation of Net Loss to EBITDA and Adjusted EBITDA for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net loss, the most directly comparable IFRS measure, for the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30,
(SEK in thousand)	2026	2025
Net loss	(1,118,055)	(887,444)
Income tax (benefit)/expense	(2,637)	(604)
Finance costs	95,062	544,901
Finance income	(247)	(127)
Depreciation and amortization	122,424	102,042
EBITDA	(903,453)	(241,232)

Adjustments to EBITDA:
Share-based compensation (1)	242,929	152
Net losses/(gains) on financial instruments at fair value (2)	(582,379)	(1,329)
Business Combination transaction costs (3)	202,912	-
Recapitalization (listing) expense (4)	636,267	-
Amazon warrant arrangement (non-cash contra-revenue charge) (5)	1,020	-
Litigation and dispute-related costs (6)	58,732	28,430
Gain on sale of business unit (7)	(32,543)	-
Transaction related costs (8)	8,755	-
Unrealized foreign exchange (gain) or loss (9)	4,677	(29)
Total adjustments	540,370	27,224
Adjusted EBITDA	(363,083)	(214,008)

Notes to the reconciliation:

(1)	Represents expenses recognized in respect of equity-settled share-based payment awards granted to employees, directors and consultants, and statutory employee social security contribution related to these awards. The 2026 charge is substantially from awards that vested on, or whose vesting was accelerated by, the consummation of the Business Combination.

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(2)	Represents unrealized non-cash changes in the fair value of financial assets and liabilities, including share warrants, derivative financial liabilities and embedded derivatives in our convertible debentures, measured at fair value through profit or loss.

(3)	Represents third-party costs incurred in connection with the Business Combination with Legato Merger and the related transaction costs, including legal, accounting, advisory, underwriting and banker fees. These costs are directly attributable to becoming a listed public company.

(4)	Represents the non-cash listing expense measured as the excess of the fair value of the Company’s common stock and warrants issued over the fair value of the identifiable net assets of Legato. The excess represents consideration for the service of a stock-exchange listing.

(5)	Represents the non-cash charge recorded as a reduction of revenue in respect of the specified Warrants issued to Amazon.

(6)	Represents incremental legal fees, settlement costs, and other directly attributable expenses related to discrete litigation and dispute matters that are outside the ordinary course of business.

(7)	Represents the net gain on the disposal of our design business unit after the directly attributable costs of the disposal.

(8)	Represent incremental third-party professional fees and other direct costs incurred in connection with evaluating specific acquisitions and executing other strategic transactions that were not part of the Business Combination.

(9)	Represents unrealized foreign exchange losses and gains arising on the translation of monetary assets and liabilities.

Cash Flows

Six Months Ended June 30, 2026, compared to Six Months Ended June 30, 2025

Our cash flows for the periods indicated are summarized in the table below:

	2026-06	2025-06	Change	Change %
(SEK in thousands)
Net cash (used in) provided by:
Operating activities	(536,712)	(285,164)	(251,548)	88%
Investing activities	(16,251)	(35,237)	18,986	(54%)
Financing activities	1,020,618	362,061	658,557	182%
Net change in cash for the period	467,655	41,660	425,996	1023%

Operating Activities

Net cash used in operating activities mainly consists of net loss adjusted for non-cash items and movements in working capital. Non-cash items primarily reflect timing differences between recognized expenses and actual cash costs, including depreciation, amortization, unrealized foreign exchange variances and net gains or losses on financial instruments. Movements in working capital are driven by changes in operating assets and liabilities, and are highly sensitive to transaction volumes and month-end payment timing.

Net cash used in operating activities increased by SEK 251.5 million to an outflow of SEK 536.7 million for the six months ended June 30, 2026, from SEK 285.2 million for the six months ended June 30, 2025. This increased variance was primarily driven by a SEK 232.6 million increase in loss before tax, which rose to SEK 1,120.7 million in 2026, compared to SEK 888.0 million in 2025. The impact of the higher loss was compounded by a SEK 157.6 million reduction in non-cash adjustments, which fell to SEK 487.7 million in 2026 from SEK 645.3 million in 2025. These negative impacts were partially offset by SEK 24.9 million reduction in interest paid and a positive SEK 113.6 million variance in working capital movements, which improved to a cash inflow of SEK 143.1 million in 2026 from SEK 29.6 million in 2025, driven mainly by the timing of payments for trade and other payables related to transaction expenses.

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Investing Activities

Net cash used in investing activities decreased to SEK 16.3 million for the six months ended June 30, 2026, from SEK 35.2 million for the six months ended June 30, 2025. This variance was primarily driven by an SEK 28.0 million decrease in purchases of property, plant, and equipment, which dropped to SEK 49.4 million in 2026 from SEK 77.4 million in 2025. This decrease mainly reflects timing in payments in new heavy-duty electric vehicles. The net cash used in investing activities was further impacted by proceeds from disposal of the design business, partly offset by a decrease in proceeds from sale of property, plant and equipment and Net (placement in)/disposal of non-current deposits.

Financing Activities

Net cash from financing activities increased to SEK 1,020.6 million for the six months ended June 30, 2026, from SEK 362.1 million for the six months ended June 30, 2025. This variance was primarily driven by a SEK 953.7 million increase in proceeds from the issuance of ordinary shares and warrants, totaling SEK 1,060.7 million in 2026 compared to SEK 107.0 million in 2025, driven by the PIPE Investment consummated in 2026 in connection with the Business Combination. The increase was partially offset by proceeds from new convertible debentures in 2025, alongside new loan repayments and lower inflows from the factoring facility.

Liquidity and Capital Resources

Liquidity reflects our ability to generate sufficient cash flows to meet business requirements. These needs include working capital, debt service, acquisitions, contractual obligations, and other commitments. We evaluate liquidity based on cash flows from operations and their adequacy to fund our operating and investing activities.

Liquidity Risk Management Framework

Our board of directors maintains ultimate responsibility for liquidity risk management. Our board of directors has established a framework to govern short-, medium-, and long-term financing and liquidity needs.

●	Short-Term Liquidity: Managed by maintaining sufficient liquidity reserves alongside formal credit and borrowing facilities.

●	Long-Term Liquidity: Managed through continuous cash flow forecasting, actual-to-plan variance analyses, and active maturity profile matching of financial assets and liabilities.

Our principal liquidity reserve consists of cash. This reserve totaled SEK 747.6 million as of June 30, 2026, compared to SEK 278.8 million as of December 31, 2025. Despite our net loss for the period, our cash increased from gross proceeds of SEK 1,060.7 million raised through the PIPE Investment that was consummated concurrently with the closing of the Business Combination.

Historical Losses and Future Capital Requirements

We are a growth-stage company and depend heavily on external capital to finance our ongoing operations. For the six months ended June 30, 2026, and 2025, we incurred net losses of SEK 1,118.1 million and SEK 887.4 million, respectively.

We expect to incur additional losses and elevated operating expenses for the foreseeable future as we:

●	Scale our core business operations.

●	Expand our research and development (R&D) activities.

●	Incur the ongoing compliance and administrative costs of operating as a public company.

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Our timeline to profitability depends on variables partially outside our direct control, including market growth rates, the execution efficiency of our growth strategies, and the timing or scale of our capital deployments. Consequently, we cannot predict when we will achieve profitability.

We also expect capital expenditures and working capital requirements to rise significantly alongside our commercialization efforts. Achieving sustainable medium- to long-term profitability will depend on our ability to:

●	Successfully scale our Freight-Capacity-as-a-Service (FCaaS) and Software-as-a-Service (SaaS) offerings.

●	Drive adoption of ancillary, integrated transport services.

●	Expand our active customer base and asset deployments.

●	Optimize our structural cost base and general corporate expenses.

Funding Strategy and Capital Contingency Plan

As of June 30, 2026, our cash position was SEK 747.6 million. We anticipate that our current cash will not be sufficient to fund our long-term operating plan. We expect to pursue additional funding through public or private equity or debt offerings. These financing activities may result in shareholder dilution or impose restrictive financial and operating covenants.

If we cannot secure adequate funding or generate sufficient cash from operations to support our planned trajectory, management will implement operational cost-reduction measures. These contingency actions include:

●	Adjusting our commercial growth trajectory to lower operational staffing expenses.

●	Minimizing general and administrative overhead, primarily through targeted headcount reductions.

●	Deferring or reducing the scope of planned research and development initiatives.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 25. Financial Instruments to our audited consolidated financial statements for the years ended December 31, 2025 and 2024 included in the Registration Statement.

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Part II - OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Future litigation may be necessary or warranted to defend ourselves or its partners or to establish or assert our rights. The results of any current or future legal proceedings or litigation cannot be predicted with certainty and regardless of the outcome, legal proceedings or litigation can have an adverse impact on the Company, including because of defense and settlement costs, diversion of management resources and other factors. See Note 22 - Commitments and Contingencies to our Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 included in this Report, as well as the risk factor “We may become involved in legal and regulatory proceedings, investigations or actions, and commercial or contractual disputes, which could harm our business, financial condition and results of operations” in the Registration Statement, for information regarding legal proceedings.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported under the heading “Risk Factors” of the Registration Statement.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The information contained in Item 7. Recent Sales of Unregistered Securities in Part II of the Registration Statement is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

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EXHIBIT INDEX

Exhibit No.	Description

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026	EINRIDE AB

	By:	/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel

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